Exhibit 99.2
FOAMIX PHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS
AS OF JUNE 30, 2016

FOAMIX PHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS
AS OF JUNE 30, 2016

The amounts are stated in US dollars in thousands (except for share data)

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)
	June 30,	December 31,
	2016	2015
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$20,006	$18,795
Short term bank deposits	28,123	13,107
Investment in marketable securities (Note 4)	27,203	23,693
Restricted investment in marketable securities (Notes 3,6)	954	769
Accounts receivable:
Trade	754	314
Other	373	471
TOTAL CURRENT ASSETS	77,413	57,149

NON-CURRENT ASSETS:
Investment in marketable securities (Note 4)	14,600	32,285
Investment in long term bank deposits	-	15,130
Property and equipment, net	796	646
Other	35	35
TOTAL NON-CURRENT ASSETS	15,431	48,096

TOTAL ASSETS	$92,844	$105,245

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30,	December 31,
	2016	2015
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturities of bank borrowing	$32	$31
Accounts payable and accruals:
Trade	1,342	1,353
Deferred revenues	-	29
Other	1,571	2,169
Loan from the BIRD foundation	-	476
TOTAL CURRENT LIABILITIES	2,945	4,058

LONG-TERM LIABILITIES:
Bank borrowing	4	20
Liability for employee severance benefits	379	365
TOTAL LONG-TERM LIABILITIES	383	385
TOTAL LIABILITIES	3,328	4,443
COMMITMENTS (Note 6)
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of June 30, 2016 and December 31, 2015; issued and outstanding: 30,661,632 and 30,639,134 Ordinary Shares as of June 30, 2016 and December 31, 2015, respectively	1,285	1,284
Additional paid-in capital	147,107	145,878
Accumulated deficit	(58,931)	(46,230)
Accumulated other comprehensive income (loss)	55	(130)
TOTAL SHAREHOLDERS' EQUITY	89,516	100,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$92,844	$105,245

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
REVENUES (Note 8)	$1,497	$557	$752	$109
COST OF REVENUES	43	36	12	13
GROSS PROFIT	1,454	521	740	96
OPERATING EXPENSES:
Research and development	10,300	4,915	6,734	2,795
Selling, general and administrative	3,838	3,395	2,128	2,023
TOTAL OPERATING EXPENSES	14,138	8,310	8,862	4,818
OPERATING LOSS	12,684	7,789	8,122	4,722
FINANCE EXPENSES (INCOME), net	(160)	(66)	14	(83)
LOSS BEFORE INCOME TAX	12,524	7,723	8,136	4,639
INCOME TAX	177	9	57	8
NET LOSS FOR THE PERIOD	$12,701	$7,732	$8,193	$4,647

LOSS PER SHARE BASIC AND DILUTED	$0.41	$0.30	$0.27	$0.18

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	30,658	25,837	30,661	25,917

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
NET LOSS	$12,701	$7,732	$8,193	$4,647
OTHER COMPREHENSIVE INCOME:
Net unrealized gains from marketable securities	(167)	(18)	(11)	-
Gains (losses) on marketable securities reclassified into net loss	4	(67)	2	-
Net unrealized losses (gains) on derivative financial instruments	(26)	(58)	52	(73)
Gains on derivative financial instruments reclassified into net loss	4	-	-	-
TOTAL OTHER COMPREHENSIVE LOSS (INCOME)	(185)	(143)	43	(73)
TOTAL COMPREHENSIVE LOSS	$12,516	$7,589	$8,236	$4,574

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

	Ordinary shares		Additional paid-incapital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2015	22,443,934	$954	$77,600	$(29,713)	$(79)	$48,762
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2015:
Comprehensive loss				(7,732)	143	(7,589)
Issuance of Ordinary Shares through a public offering, net of $4,818 issuance costs (Note 5a)	7,419,353	298	63,904			64,202
Exercise of warrants	515,634	21	2,109			2,130
Exercise of options	163,850	7	308			315
Share-based compensation (Note 5c)			859			859
BALANCE AT JUNE 30, 2015	30,542,771	$1,280	$144,780	$(37,445)	$64	$108,679

BALANCE AS OF JANUARY 1, 2016	30,639,134	$1,284	$145,878	$(46,230)	$(130)	$100,802
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2016:
Comprehensive loss				(12,701)	185	(12,516)
Exercise of restricted share units	22,498	1	(1)
Share-based compensation (Note 5c)			1,230			1,230
BALANCE AT JUNE 30, 2016	30,661,632	$1,285	$147,107	$(58,931)	$55	$89,516

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$12,701	$7,732
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation and amortization	66	77
Changes in marketable securities and bank deposits, net	242	67
Changes in accrued liability for employee severance benefits, net of retirement fund profit	14	28
Share-based compensation	1,230	859
Non cash finance income, net	(2)	(43)
Changes in operating asset and liabilities:
Decrease (increase) in trade and other receivable	(342)	191
Increase (decrease) in accounts payable and accruals	(616)	771
Net cash used in operating activities	(12,109)	(5,782)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(216)	(149)
Investment in bank deposits	(13,000)	(28,025)
Investment in marketable securities	(700)	(46,762)
Proceeds from sale and maturity of marketable securities and bank deposits	27,725	6,028
Net cash provided by (used in) investing activities	13,809	(68,908)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through a public offering, net of issuance costs	-	64,202
Proceeds from exercise of warrants	-	2,130
Proceeds from exercise of options	-	315
Payments in respect of BIRD loan	(476)	-
Payments in respect of bank borrowings	(16)	(16)
Net cash provided by (used in) financing activities	(492)	66,631

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,208	(8,059)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	3	7

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	18,795	43,008

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$20,006	$34,956

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS

Cashless exercise of warrants	-	4

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	119	-
Interest received	641	-
Interest paid	239	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION:

a.	Nature of operations

Foamix Pharmaceuticals Ltd. (hereinafter “Foamix”) is an Israeli company incorporated in 2003. Foamix is a clinical-stage specialty pharmaceutical company operating in one segment - the development and commercialization of foam-based formulations, using its proprietary technology, which includes its foam platforms. Foamix develops its own product candidates, mainly for the treatment of moderate-to-severe acne and other skin conditions. It also licenses its technology under development and licensing agreements to various pharmaceutical companies for development of certain products combining Foamix's foam technology with the licensee’s proprietary drugs.

Since incorporation through June 30, 2016, Foamix and its subsidiary (hereinafter “the Company”) incurred losses and negative cash flows from operations mainly attributable to its development efforts and has an accumulated deficit of $58,931. The Company has financed its operations mainly through the issuance of shares through private and public financing rounds, convertible loans and payments received under development and licensing agreements. The Company's cash, cash equivalents, deposits and marketable securities as of June 30, 2016, will allow the Company to fund its operating plan through at least the next 12 months. However, the Company expects to continue to incur significant research and development and other expenses related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable. If the Company is unable to obtain such funding it will need to curtail or cease operations.

b.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2016, the consolidated results of operations and comprehensive loss for the three and six-month periods ended June 30, 2016 and 2015, the consolidated changes in shareholders’ equity and cash flows for the six-month periods ended June 30, 2016 and 2015.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2015. The condensed consolidated balance sheet data as of December 31, 2015 was derived from the audited consolidated financial statements for the year ended December 31, 2015, but does not include all disclosures required by U.S. GAAP.

The results for the three and six-month periods ended June 30, 2016 are not necessarily indicative of the results expected for the year ending December 31, 2016.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Principles of consolidation

The consolidated financial statements include the accounts of Foamix and its subsidiary. Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

b.	Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Bank deposits with maturity of more than one year are considered long-term. The interest rates on the Company’s deposits range between 1.32%-1.6%. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

c.	Marketable securities The Company invests in debt and equity securities classified as available for sale in accordance with ASC 320, Investments - Debt and Equity Securities.

Management determines the appropriate classification of its investments in securities at the time of purchase and reevaluates such determinations at each balance sheet date. Classifications of debt securities in the balance sheet are determined based on the maturity date of the securities.

Unrealized gains of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for both debt and equity securities are included in financial expense, net.

For equity securities, the Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income or loss.

d.	Derivatives

The Company purchases foreign exchange derivative financial instruments (written and purchased currency options). The transactions are designed to hedge the Company’s currency exposure.

 The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheet at their fair value. Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are reported as a component of other comprehensive income or loss and reclassified into earnings in the same line-item associated with the forecasted transaction and in the same periods during which the hedged transaction impacts earnings.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

e.	Newly issued and recently adopted accounting pronouncements:

1)	In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of Topic 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of the standard by one year which results in the new standard being effective for the Company at the beginning of its first quarter of fiscal year 2018. In addition, during March, April and May 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, respectively, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

2)	In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments—Overall (Subtopic 825-10)." This standard makes several modifications to Subtopic 825-10 including the elimination of the available-for-sale classification of equity investments, and requires equity investments with readily determinable fair values to be measured at fair value with changes in fair value recognized in net income. It is effective for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

3)	In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). ASU No. 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

5)	In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today’s guidance delays recognition of credit losses. The standard will replace today’s “incurred loss” approach with an “expected loss” model. The new model, referred to as the current expected credit loss (“CECL”) model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available-for-sale (“AFS”) debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019; early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - FAIR VALUE PRESENTATION

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s assets and liabilities that are measured at fair value as of June 30, 2016 and December 31, 2015 are classified in the tables below in one of the three categories described above:

	June 30, 2016
	Level 1	Level 2	Total
Marketable securities	$954	$41,803	$42,757
Currency options designated as hedging instruments	-	$17	$17

	December 31, 2015
	Level 1	Level 2	Total
Marketable securities	$1,977	$54,770	$56,747
Currency options designated as hedging instruments (current liability)	-	$(5)	$(5)

Foreign exchange risk management

The Company purchases and writes non-functional currency options in order to hedge the currency exposure on the Company’s cash flow. The currency hedged items are denominated in New Israeli Shekel (NIS). The purchasing and writing of options is part of a comprehensive currency hedging strategy. These transactions are at zero cost for periods of up to one year. The counterparties to the derivatives are major banks in Israel.

During February 2015, the Company began purchasing and writing options in respect of salary, rent and other expenses dominated in NIS for a period of up to a year ahead. These transactions qualify for cash flow hedge accounting. During the six months ended June 30, 2016 the Company recorded income in the amount of $4 in operating expenses relating to hedge transaction.

As of June 30, 2016 the total hedged amount was NIS 12.3 million.

As of June 30, 2016, the Company has a lien in the amount of $761 on the Company’s marketable securities in respect of bank guarantees granted in order to secure the hedging transactions.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - MARKETABLE SECURITIES

Marketable securities as of June 30, 2016 consist mainly of debt and equity securities. These securities are classified as available-for-sale and are recorded at fair value. Changes in fair value, net of taxes (if applicable), are reflected in other comprehensive loss. Realized gains and losses on sales of the securities, as well as premium or discount amortization, are included in the consolidated statement of operations as finance income or expenses.

The following table sets forth the Company’s marketable securities:

	June 30,	December 31,
	2016	2015

Israeli mutual funds	$954	$1,977
Certificates of deposit	28,126	35,627
Municipal and agency bonds	13,677	19,143
Total	$42,757	$56,747

As at June 30, 2016 and December 31, 2015 the fair value, cost and gross unrealized holding gains of the securities owned by the Company were as follows:

	June 30, 2016
	Fair value	Cost or Amortized cost	Gross unrealized holding losses	Gross unrealized holding gains
Israeli mutual funds	$954	$952	-	$2
Certificates of deposit	28,126	28,096	4	34
Municipal and agency bonds	13,677	13,671	2	8
Total	$42,757	$42,719	$6	$44

	December 31, 2015
	Fair value	Cost or Amortized cost	Gross unrealized holding losses	Gross unrealized holding gains
Israeli mutual funds	$1,977	$1,978	$3	$2
Certificates of deposit	35,627	35,703	79	3
Municipal and agency bonds	19,143	19,191	49	1
Total	$56,747	$56,872	$131	$6

As of June 30, 2016 the unrealized losses attributed to the Company’s marketable securities were primarily due to credit spreads and interest rate movements. The Company has considered factors regarding other than temporary impaired securities and determined that there are no securities with impairment that is other than temporary as of June 30, 2016 and December 31, 2015.

As of June 30, 2016, and December 31, 2015 the Company’s debt securities had the following maturity dates:

	Market value
	June 30, 2016	December 31, 2015
Due within one year	$27,203	$22,485
1 to 2 years	12,288	27,046
2 to 3 years	2,312	5,239
Total	$41,803	$54,770

Refer to note 3 and note 6 regarding the liens on the Company’s marketable securities.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - SHARE CAPITAL:

a.	Public offering

On April 20, 2015 the Company completed a follow-on public offering. A total of 7,419,353 ordinary shares were sold at a price of $9.30 per share. Prior to closing, the underwriters fully exercised their option to purchase 967,741 additional ordinary shares. The net proceeds from the sale of shares, after deducting underwriting discounts, commissions and other offering expenses, were approximately $64.2 million.

b.	Warrants

No warrants have been exercised during the six-months ending June 30, 2016. As of June 30 2016, the total amount of warrants outstanding was 2,064,937.

c.	Share-based compensation

In May 2015, the Company's board of directors approved a new option plan (the "Plan") replacing the previous plan approved in 2009. The Plan included a pool of 2,690,694 ordinary shares for grant to Company employees, consultants, directors and other service providers. As of June 30 2016, 989,858 shares remain available for grant under the Plan.

In the six months ended June 30, 2016 and 2015, the Company granted options to employees and non-employees as follows:

	Six month ended June 30,
	2016
	Award amount	Exercise price range	Vesting period	Expiration
Employees:
Options	615,310	$6.04-$6.66	4 years	10 years
RSUs	5,000	-	4 years	-

Consultants -
options	4,800	$6.34	4 years	10 years

	Six month ended June 30,
	2015
	Award amount	Exercise price range	Vesting period	Expiration
Employees -
options	153,000	$6.77	4 years	10 years
RSUs	189,000	-	4 years	-

Directors-
options	24,000	$11.87	3 years	10 years

Consultants -
RSUs	83,000	-	4 years	-

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - SHARE CAPITAL (continued):

The fair value of options and RSUs granted to employees and directors during the six months ended June 30, 2016 and 2015 was $2,049 and $3,422 respectively. The fair value of options granted to consultants during the six months ended June 30, 2016 was $23.

The fair value of RSUs granted to employees is based on the share price on grant date.

The fair value of options granted to employees and directors on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Six months ended June 30
	2016	2015
Value of ordinary share	$5.90-$6.84	$7.53-$11.99
Dividend yield	0%	0%
Expected volatility*	60.3%-60.5%	63.4%-64.9%
Risk-free interest rate	1.36%-1.52%	1.38%-1.98%
Expected term	6 years	6 years

* The volatility is based on historical volatilities of companies in comparable stages as well as companies in the industry, by statistical analysis of daily share pricing model.

The fair value of options granted to consultants as of June 30, 2016 was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

June 30, 2016
Value of ordinary share	$6.52
Dividend yield	0%
Expected volatility*	69.2%
Risk-free interest rate	1.78%
Expected term	10 years

* The volatility is based on historical volatilities of companies in comparable stages as well as companies in the industry, by statistical analysis of daily share pricing model.

    The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
Cost of revenues	$3	$1	$1	$-
Research and development expenses	464	263	252	232
Selling, general and administrative	763	595	444	475
	$1,230	$859	$697	$707

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - COMMITMENTS

Lease agreement

The Company leases office space for its headquarters and research and development facilities in Israel and the United States of America under several lease agreements. The lease agreements for the facilities in Israel are linked to the Israeli CPI and expire between December 2016 and December 2020. The lease agreement in the United States is due to expire during August 2017.

Rental expenses for the three and six months ended June 30, 2016 and 2015, are as follows:

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
Rental expenses	$174	$176	$73	$87

Future minimum lease commitments under non-cancelable operating lease agreements are as follows:

2016	$155
2017	613
2018	554
2019 and thereafter	1,112
Total	$2,434

The Company has a lien in the amount of $193 on the Company’s marketable securities in respect of bank guarantees granted in order to secure the lease agreements.

NOTE 7 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Related parties include the Chairman of the Board of Directors and the Chief Executive Officers of the Company.

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
Expenses:
Payroll expenses	$271	$641	$218	$316
Directors fee	$155	$172	$87	$74

b.	Balances with related parties -

	June 30,	December 31,
	2016	2015
Accounts payable and accruals	$174	$636

As of June 30, 2016 there were 600,875 outstanding options and RSUs granted to related parties, with an average exercise price of $4.3. See note 5c.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 - ENTITY-WIDE DISCLOSURE:

a.	Net revenues by geographic area were as follows:

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
United States	$14	$557	-	$109
Germany	1,434	-	752	-
France	49	-	-	-
Total revenues	$1,497	$557	$752	$109

b.	Revenues from principal customers - revenues from single customers that exceed 10% of total revenues in the relevant period:

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
Customer A	-	$72	-	$22
Customer B	14	350	-	86
Customer C	-	135	-	1
Customer D	1,434	-	752	-

c.	Net revenues by type of payment:

	Six months ended June 30		Three months ended June 30
	2016	2015	2016	2015
Development service payments	$63	$557	-	$109
Royalties	1,434	-	752	-
Total revenues	$1,497	$557	$752	$109